
June 14, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

> **Re: Cuprina Holdings (Cayman) Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 5, 2024**
> **File No. 333-277731**

Dear David Quek Yong Qi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1

Related Party Transactions, page 138

1. In your response to prior comment 3 you identify the familial ties of Bryan Teo Ying Jie and Dorea Quek En Qi to director and principal shareholder Teo Peng Kwang and to chief executive officer, director, and principal shareholder David Quek Yong Qi, respectively. Please amend your registration statement to disclose each relationship as you indicated in your response.

General

2. We are continuing to consider your response to prior comment 3. In that regard, please clarify whether each selling stockholder is an affiliate of the company.

3.   Please tell us whether and, if so, how the resale offering would assist the company in meeting the initial listing requirements of Nasdaq.

4.   We note your disclosure at page Alt-3 indicates that you have "agreed to keep this prospectus effective until" the selling shareholders may resell their shares without registration or have resold their shares under this prospectus or without registration. Please tell us whether there is a registration rights agreement between the selling shareholders and the company. If there is such an agreement, please describe its material terms, including the number of shares that it covers, clarify when the parties entered into the agreement, and file the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

     Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mathew Lewis, Esq.